UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 3)1

Actel Corporation
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

004934105
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 1, 2009
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1          The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 004934105

1	NAME OF REPORTING PERSON RAMIUS VALUE AND OPPORTUNITY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,131,626
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,131,626
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,131,626
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.3%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 004934105

1	NAME OF REPORTING PERSON RCG PB, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 931,504
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 931,504
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 931,504
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.6%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 004934105

1	NAME OF REPORTING PERSON RAMIUS ENTERPRISE MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 289,885
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 289,885
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 289,885
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 004934105

1	NAME OF REPORTING PERSON RCG STARBOARD ADVISORS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,131,626
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,131,626
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,131,626
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.3%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 004934105

1	NAME OF REPORTING PERSON RAMIUS ADVISORS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,221,389
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,221,389
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,221,389
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14	TYPE OF REPORTING PERSON IA

CUSIP NO. 004934105

1	NAME OF REPORTING PERSON RAMIUS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,353,015
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,353,015
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,353,015
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 004934105

1	NAME OF REPORTING PERSON C4S & CO., L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,353,015
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,353,015
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,353,015
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 004934105

1	NAME OF REPORTING PERSON PETER A. COHEN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,353,015
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,353,015
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,353,015
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 004934105

1	NAME OF REPORTING PERSON MORGAN B. STARK
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,353,015
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,353,015
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,353,015
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 004934105

1	NAME OF REPORTING PERSON JEFFREY M. SOLOMON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,353,015
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,353,015
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,353,015
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 004934105

1	NAME OF REPORTING PERSON THOMAS W. STRAUSS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,353,015
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,353,015
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,353,015
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 004934105

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (“Amendment No. 3”).  This Amendment No. 3 shall be deemed to amend and restate in their entirety Items 2, 3 and 5, add to Item 6 the existence of a new joint filing agreement among the Reporting Persons and add an additional exhibit to Item 7 of the Schedule 13D.  The primary purpose of amending the Schedule 13D is to remove Parche, LLC (“Parche”) as a Reporting Person and to add RCG PB, Ltd. as a Reporting Person as a result of a restructuring of the Reporting Persons' ownership in the Issuer, through which Parche transferred its holdings in the Issuer to Ramius Enterprise Master Fund Ltd (which owned 100% of the economic interest in Parche) and Ramius Value and Opportunity Master Fund Ltd transferred certain of its holdings in the Issuer to RCG PB, Ltd.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)           This statement is filed by:

(i)	Ramius Value and Opportunity Master Fund Ltd, a Cayman Islands exempted company (“Value and Opportunity Master Fund”), with respect to the Shares directly and beneficially owned by it;

(ii)	Ramius Enterprise Master Fund Ltd, a Cayman Islands exempted company (“Enterprise Master Fund”), with respect to the Shares directly and beneficially owned by it;

(iii)	RCG PB, Ltd., a Cayman Islands exempted company (“RCG PB”), with respect to the Shares directly and beneficially owned by it;

(iv)	Ramius Advisors, LLC, a Delaware limited liability company (“Ramius Advisors”), who serves as the investment advisor of Enterprise Master Fund and RCG PB;

(v)	RCG Starboard Advisors, LLC, a Delaware limited liability company (“RCG Starboard Advisors”), who serves as the investment manager of Value and Opportunity Master Fund;

(vi)	Ramius LLC, a Delaware limited liability company (“Ramius”), who serves as the sole member of each of RCG Starboard Advisors and Ramius Advisors;

(vii)	C4S & Co., L.L.C., a Delaware limited liability company (“C4S”), who serves as managing member of Ramius;

(viii)	Peter A. Cohen, who serves as one of the managing members of C4S;

(ix)	Morgan B. Stark, who serves as one of the managing members of C4S;

(x)	Thomas W. Strauss, who serves as one of the managing members of C4S; and

(xi)	Jeffrey M. Solomon, who serves as one of the managing members of C4S.

CUSIP NO. 004934105

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The address of the principal office of each of Ramius Advisors, RCG Starboard Advisors, Ramius, C4S, and Messrs. Cohen, Stark, Strauss and Solomon is 599 Lexington Avenue, 20th Floor, New York, New York 10022.

The address of the principal office of each of Value and Opportunity Master Fund, Enterprise Master Fund and RCG PB is c/o Citco Fund Services (Cayman Islands) Limited, Corporate Center, West Bay Road, Grand Cayman, Cayman Islands, British West Indies.  The officers and directors of Value and Opportunity Master Fund and their principal occupations and business addresses are set forth on Schedule B and incorporated by reference in this Item 2.  The officers and directors of Enterprise Master Fund and their principal occupations and business addresses are set forth on Schedule C and incorporated by reference in this Item 2.  The officers and directors of RCG PB and their principal occupations and business addresses are set forth on Schedule D and incorporated by reference in this Item 2.

(c)           The principal business of each of Value and Opportunity Master Fund, Enterprise Master Fund and RCG PB is serving as a private investment fund.  Value and Opportunity Master Fund has been formed for the purpose of making equity investments and, on occasion, taking an active role in the management of portfolio companies in order to enhance shareholder value.  Each of Enterprise Master Fund and RCG PB has been formed for the purpose of making equity and debt investments.  The principal business of RCG Starboard Advisors is acting as the investment manager of Value and Opportunity Master Fund.  The principal business of Ramius Advisors is acting as the investment advisor of Enterprise Master Fund and RCG PB.  Ramius is engaged in money management and investment advisory services for third parties and proprietary accounts and serves as the sole member of each of RCG Starboard Advisors and Ramius Advisors.  C4S serves as managing member of Ramius.  Messrs. Cohen, Strauss, Stark and Solomon serve as co-managing members of C4S.

(d)           No Reporting Person, nor any person listed on Schedule B, Schedule C or Schedule D, each annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person, nor any person listed on Schedule B, Schedule C or Schedule D, each annexed hereto, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Messrs. Cohen, Stark, Strauss, and Solomon are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

CUSIP NO. 004934105

The Shares purchased by Value and Opportunity Master Fund, RCG PB and Enterprise Master Fund were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein.  The aggregate purchase cost of the 2,353,015 Shares beneficially owned in the aggregate by Value and Opportunity Master Fund, RCG PB and Enterprise Master Fund is approximately $25,810,000, excluding brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 26,134,756 Shares outstanding, as of August 12, 2009, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 14, 2009.

A.	Value and Opportunity Master Fund

(a)	As of close of the close of business on October 2, 2009, Value and Opportunity Master Fund beneficially owned 1,131,626 Shares.

Percentage: Approximately 4.3%.

(b)	1. Sole power to vote or direct vote: 1,131,626
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,131,626
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Value and Opportunity Master Fund during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

B.	RCG PB

(a)	As of the close of business on October 2, 2009, RCG PB beneficially owned 931,504 Shares.

Percentage: Approximately 3.6%.

(b)	1. Sole power to vote or direct vote: 931,504
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 931,504
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by RCG PB during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

C.	Enterprise Master Fund

(a)	As of the close of business on October 2, 2009, Enterprise Master Fund beneficially owned 289,885 Shares.

CUSIP NO. 004934105

Percentage: Approximately 1.1%.

(b)	1. Sole power to vote or direct vote: 289,885
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 289,885
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Enterprise Master Fund during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

D.	Ramius Advisors

(a)
Ramius Advisors, as the investment advisor of Enterprise Master Fund and RCG PB, may be deemed the beneficial owner of the (i) 289,885 Shares owned by Enterprise Master Fund and (ii) 931,504 Shares owned by RCG PB.

Percentage: Approximately 4.7%.

(b)	1. Sole power to vote or direct vote: 1,221,389
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,221,389
4. Shared power to dispose or direct the disposition: 0

(c)
Ramius Advisors has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares by Enterprise Master Fund and RCG PB during the past 60 days are set forth in Schedule A and incorporated herein by reference.

E.	RCG Starboard Advisors

(a)	RCG Starboard Advisors, as the investment manager of Value and Opportunity Master Fund may be deemed the beneficial owner of the 1,131,626 Shares owned by Value and Opportunity Master Fund.

Percentage: Approximately 4.3%.

(b)	1. Sole power to vote or direct vote: 1,131,626
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,131,626
4. Shared power to dispose or direct the disposition: 0

(c)
RCG Starboard Advisors has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares during the past 60 days on behalf of Value and Opportunity Master Fund are set forth on Schedule A and incorporated herein by reference.

F.	Ramius

(a)
Ramius, as the sole member of each of RCG Starboard Advisors and Ramius Advisors, may be deemed the beneficial owner of the (i) 1,131,626 Shares owned by Value and Opportunity Master Fund, (ii) 289,885 Shares owned by Enterprise Master Fund and (iii) 931,504 Shares owned by RCG PB.

CUSIP NO. 004934105

Percentage: Approximately 9.0%.

(b)	1. Sole power to vote or direct vote: 2,353,015
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,353,015
4. Shared power to dispose or direct the disposition: 0

(c)
Ramius has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares during the past 60 days on behalf of Value and Opportunity Master Fund, Enterprise Master Fund and RCG PB are set forth on Schedule A and incorporated herein by reference.

G.	C4S

(a)
C4S, as the managing member of Ramius, may be deemed the beneficial owner of the (i) 1,131,626 Shares owned by Value and Opportunity Master Fund, (ii) 289,885 Shares owned by Enterprise Master Fund and (iii) 931,504 Shares owned by RCG PB.

Percentage: Approximately 9.0%.

(b)	1. Sole power to vote or direct vote: 2,353,015
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,353,015
4. Shared power to dispose or direct the disposition: 0

(c)
C4S has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares during the past 60 days on behalf of Value and Opportunity Master Fund, Enterprise Master Fund and RCG PB are set forth on Schedule A and incorporated herein by reference.

H.	Messrs. Cohen, Stark, Strauss and Solomon

(a)
Each of Messrs. Cohen, Stark, Strauss and Solomon, as the managing members of C4S, may be deemed the beneficial owner of the (i) 1,131,626 Shares owned by Value and Opportunity Master Fund, (ii) 289,885 Shares owned by Enterprise Master Fund and (iii) 931,504 Shares owned by RCG PB.

Percentage: Approximately 9.0%.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,353,015
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,353,015

(c)
None of Messrs. Cohen, Stark, Strauss or Solomon has entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares during the past 60 days on behalf of Value and Opportunity Master Fund, Enterprise Master Fund and RCG PB are set forth on Schedule A and incorporated herein by reference.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

CUSIP NO. 004934105

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On October 5, 2009, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D, with respect to securities of the Issuer, to the extent required by applicable law.  A copy of this agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to include the following exhibit:

Exhibit 99.1
Joint Filing Agreement by and among Ramius Value and Opportunity Master Fund, Ltd, RCG PB, Ltd., Ramius Enterprise Master Fund Ltd, RCG Starboard Advisors, LLC, Ramius Advisors, LLC, Ramius LLC, C4S & Co., L.L.C., Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon, dated October 5, 2009.

CUSIP NO. 004934105

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  October 5, 2009

RAMIUS VALUE AND OPPORTUNITY MASTER FUND LTD
By: RCG Starboard Advisors, LLC,
       its investment manager

RCG PB, LTD.
By: Ramius Advisors, LLC,
       its investment advisor

RAMIUS ENTERPRISE MASTER FUND LTD
By: Ramius Advisors, LLC,
       its investment advisor

RCG STARBOARD ADVISORS, LLC By: Ramius LLC, its sole member RAMIUS ADVISORS, LLC By: Ramius LLC, its sole member RAMIUS LLC By: C4S & Co., L.L.C., as managing member C4S & CO., L.L.C.

By:	/s/ Jeffrey M. Solomon
	Name:	Jeffrey M. Solomon
	Title:	Authorized Signatory

/s/ Jeffrey M. Solomon
JEFFREY M. SOLOMON Individually and as attorney-in-fact for Peter A. Cohen, Morgan B. Stark and Thomas W. Strauss

CUSIP NO. 004934105

SCHEDULE A

Transactions by the Reporting Persons and Parche, LLC  in the Shares During the Past 60 Days

Shares of Common Stock Purchased/(Sold)	Price Per Share($)	Date of Purchase/Sale

RAMIUS VALUE AND OPPORTUNITY MASTER FUND LTD

(23,014)#	12.1700	10/01/09
(15,761)#	12.1700	10/01/09
(30,401)#	12.1700	10/01/09
(124,702)#	12.1700	10/01/09
(25,272)#	12.1700	10/01/09
(5,924)#	12.1700	10/01/09
(56,416)#	12.1700	10/01/09
(24,098)#	12.1700	10/01/09
(23,596)#	12.1700	10/01/09
(9,532)#	12.1700	10/01/09
(24,327)#	12.1700	10/01/09
(21,013)#	12.1700	10/01/09
(17,548)#	12.1700	10/01/09
(18,109)#	12.1700	10/01/09
(17,918)#	12.1700	10/01/09
(25,950)#	12.1700	10/01/09
(37,035)#	12.1700	10/01/09
(7,894)#	12.1700	10/01/09
(5,585)#	12.1700	10/01/09
(48,098)#	12.1700	10/01/09
(2,980)#	12.1700	10/01/09
(3,838)#	12.1700	10/01/09
(903)#	12.1700	10/01/09
(4,876)#	12.1700	10/01/09
(2,447)#	12.1700	10/01/09
(27,213)#	12.1700	10/01/09
(28,403)#	12.1700	10/01/09
(22,124)#	12.1700	10/01/09
(8,127)#	12.1700	10/01/09
(3,341)#	12.1700	10/01/09
(5,237)#	12.1700	10/01/09
(31,154)#	12.1700	10/01/09
(9,211)#	12.1700	10/01/09
(6,140)#	12.1700	10/01/09
(9,482)#	12.1700	10/01/09
(316)#	12.1700	10/01/09
(13,726)#	12.1700	10/01/09
___________________________

# Shares were transferred to RCG PB, Ltd., an affiliate of Ramius Value and Opportunity Master Fund Ltd, in connection with a restructuring of the Reporting Persons’ ownership in the Issuer.

CUSIP NO. 004934105

(7,901)#	12.1700	10/01/09
(2,370)#	12.1700	10/01/09
(3,382)#	12.1700	10/01/09
(2,149)#	12.1700	10/01/09
(3,161)#	12.1700	10/01/09
(196)#	12.1700	10/01/09
(4,298)#	12.1700	10/01/09
(295)#	12.1700	10/01/09
(1,580)#	12.1700	10/01/09
(5,404)#	12.1700	10/01/09
(8,192)#	12.1700	10/01/09
(3,982)#	12.1700	10/01/09
(9,482)#	12.1700	10/01/09
(14,254)#	12.1700	10/01/09
(4,709)#	12.1700	10/01/09
(29,481)#	12.1700	10/01/09
(21,357)#	12.1700	10/01/09
(15,803)#	12.1700	10/01/09
(12,958)#	12.1700	10/01/09
(2,844)#	12.1700	10/01/09
(2,339)#	12.1700	10/01/09
(7,585)#	12.1700	10/01/09
(8,116)#	12.1700	10/01/09
(5,965)#	12.1700	10/01/09
(3,976)#	12.1700	10/01/09
(303)#	12.1700	10/01/09
(1,908)#	12.1700	10/01/09
(5,044)#	12.1700	10/01/09
(759)#	12.1700	10/01/09

PARCHE, LLC

(150,909)**	12.1700	10/01/09
(7,500)**	12.1700	10/01/09
(2,250)**	12.1700	10/01/09
(3,210)**	12.1700	10/01/09
(2,040)**	12.1700	10/01/09
(3,000)**	12.1700	10/01/09
(186)**	12.1700	10/01/09
(4,080)**	12.1700	10/01/09
(125)**	12.1700	10/01/09
(1,500)**	12.1700	10/01/09
(5,130)**	12.1700	10/01/09
(1,855)**	12.1700	10/01/09
(3,780)**	12.1700	10/01/09
___________________________

# Shares were transferred to RCG PB, Ltd., an affiliate of Ramius Value and Opportunity Master Fund Ltd, in connection with a restructuring of the Reporting Persons’ ownership in the Issuer.
** Shares were transferred to Ramius Enterprise Master Fund Ltd, an affiliate of Parche, LLC, in connection with a restructuring of the Reporting Persons’ ownership in the Issuer.

CUSIP NO. 004934105

(9,000)**	12.1700	10/01/09
(13,530)**	12.1700	10/01/09
(4,470)**	12.1700	10/01/09
(10,629)**	12.1700	10/01/09
(20,273)**	12.1700	10/01/09
(15,000)**	12.1700	10/01/09
(12,300)**	12.1700	10/01/09
(2,700)**	12.1700	10/01/09
(2,220)**	12.1700	10/01/09
(3,200)**	12.1700	10/01/09
(3,424)**	12.1700	10/01/09
(2,516)**	12.1700	10/01/09
(1,677)**	12.1700	10/01/09
(128)**	12.1700	10/01/09
(805)**	12.1700	10/01/09
(2,128)**	12.1700	10/01/09
(320)**	12.1700	10/01/09

RAMIUS ENTERPRISE MASTER FUND LTD

150,909*	12.1700	10/01/09
7,500*	12.1700	10/01/09
2,250*	12.1700	10/01/09
3,210*	12.1700	10/01/09
2,040*	12.1700	10/01/09
3,000*	12.1700	10/01/09
186*	12.1700	10/01/09
4,080*	12.1700	10/01/09
125*	12.1700	10/01/09
1,500*	12.1700	10/01/09
5,130*	12.1700	10/01/09
1,855*	12.1700	10/01/09
3,780*	12.1700	10/01/09
9,000*	12.1700	10/01/09
13,530*	12.1700	10/01/09
4,470*	12.1700	10/01/09
10,629*	12.1700	10/01/09
20,273*	12.1700	10/01/09
15,000*	12.1700	10/01/09
12,300*	12.1700	10/01/09
2,700*	12.1700	10/01/09
2,220*	12.1700	10/01/09
3,200*	12.1700	10/01/09
___________________________

** Shares were transferred to Ramius Enterprise Master Fund Ltd, an affiliate of Parche, LLC, in connection with a restructuring of the Reporting Persons’ ownership in the Issuer.
* Shares were acquired from Parche, LLC, an affiliate of Ramius Enterprise Master Fund Ltd, in connection with a restructuring of the Reporting Persons’ ownership in the Issuer.

CUSIP NO. 004934105

3,424*	12.1700	10/01/09
2,516*	12.1700	10/01/09
1,677*	12.1700	10/01/09
128*	12.1700	10/01/09
805*	12.1700	10/01/09
2,128*	12.1700	10/01/09
320*	12.1700	10/01/09

RCG PB, LTD.

21,013##	12.1745	10/01/09
17,548##	12.3554	10/01/09
18,109##	12.0034	10/01/09
17,918##	12.0990	10/01/09
25,950##	11.7109	10/01/09
37,035##	11.3513	10/01/09
7,894##	10.0853	10/01/09
5,585##	10.6956	10/01/09
48,098##	10.9450	10/01/09
2,980##	10.5918	10/01/09
3,838##	10.9717	10/01/09
903##	11.0221	10/01/09
4,876##	10.9134	10/01/09
2,447##	9.9830	10/01/09
27,213##	9.8455	10/01/09
28,403##	9.9745	10/01/09
22,124##	11.1523	10/01/09
8,127##	11.5501	10/01/09
3,341##	10.4805	10/01/09
5,237##	10.3925	10/01/09
31,154##	9.7584	10/01/09
9,211##	9.3427	10/01/09
6,140##	8.8566	10/01/09
9,482##	8.6852	10/01/09
316##	8.7771	10/01/09
13,726##	6.8919	10/01/09
7,901##	11.6868	10/01/09
2,370##	11.4200	10/01/09
3,382##	11.5056	10/01/09
2,149##	11.9880	10/01/09
3,161##	12.2471	10/01/09
196##	11.7545	10/01/09
4,298##	11.7434	10/01/09
295##	11.7800	10/01/09
___________________________

## Shares were acquired from Ramius Value and Opportunity Master Fund Ltd, an affiliate of RCG PB, Ltd., in connection with a restructuring of the Reporting Persons’ ownership in the Issuer.

CUSIP NO. 004934105

1,580##	11.4203	10/01/09
5,404##	11.3664	10/01/09
8,192##	11.2865	10/01/09
3,982##	12.0054	10/01/09
9,482##	11.5019	10/01/09
14,254##	10.8850	10/01/09
4,709##	10.5220	10/01/09
29,481##	10.2261	10/01/09
21,357##	10.2522	10/01/09
15,803##	10.1071	10/01/09
12,958##	9.9283	10/01/09
2,844##	9.9099	10/01/09
2,339##	9.8328	10/01/09
23,014##	12.9394	10/01/09
7,585##	8.6156	10/01/09
15,761##	13.0444	10/01/09
8,116##	8.6244	10/01/09
30,401##	11.3608	10/01/09
124,702##	11.6824	10/01/09
25,272##	12.0025	10/01/09
5,924##	12.6777	10/01/09
56,416##	12.6662	10/01/09
5,965##	8.9335	10/01/09
24,098##	13.1967	10/01/09
23,596##	13.1726	10/01/09
9,532##	12.3069	10/01/09
3,976##	9.0200	10/01/09
24,327##	12.2029	10/01/09
303##	9.0188	10/01/09
1,908##	9.9520	10/01/09
5,044##	9.8293	10/01/09
759##	9.9067	10/01/09
___________________________

## Shares were acquired from Ramius Value and Opportunity Master Fund Ltd, an affiliate of RCG PB, Ltd., in connection with a restructuring of the Reporting Persons’ ownership in the Issuer.

CUSIP NO. 004934105

SCHEDULE B

Directors and Officers of Ramius Value and Opportunity Master Fund Ltd

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Jeffrey M. Solomon Director	Managing Member of C4S & Co., L.L.C., which is the Managing Member of Ramius LLC	599 Lexington Avenue 20th Floor New York, New York 10022	United States

Mark R. Mitchell Director	Partner of Ramius LLC	599 Lexington Avenue 20th Floor New York, New York 10022	United States

CFS Company Ltd. Director	Nominee Company registered with Cayman Islands Monetary Authority and is affiliated with Administrator of the Fund	c/o Citco Fund Services (Cayman Islands) Limited Corporate Center West Bay Road Grand Cayman, Cayman Islands British West Indies	Cayman Islands

CSS Corporation Ltd. Secretary	Affiliate of the Administrator of the Fund	c/o Citco Fund Services (Cayman Islands) Limited Corporate Center West Bay Road Grand Cayman, Cayman Islands British West Indies	Cayman Islands

CUSIP NO. 004934105

SCHEDULE C

Directors and Officers of Ramius Enterprise Master Fund Ltd

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Morgan B. Stark Director	Managing Member of C4S & Co., L.L.C., which is the Managing Member of Ramius LLC	599 Lexington Avenue 20th Floor New York, New York 10022	United States

Marran Ogilvie Director	Chief Operating Officer of Ramius LLC	599 Lexington Avenue 20th Floor New York, New York 10022	United States

CFS Company Ltd. Director	Nominee Company registered with Cayman Islands Monetary Authority and is affiliated with Administrator of the Fund	c/o Citco Fund Services (Cayman Islands) Limited Corporate Center West Bay Road Grand Cayman, Cayman Islands British West Indies	Cayman Islands

CSS Corporation Ltd. Secretary	Affiliate of the Administrator of the Fund	c/o Citco Fund Services (Cayman Islands) Limited Corporate Center West Bay Road Grand Cayman, Cayman Islands British West Indies	Cayman Islands

CUSIP NO. 004934105

SCHEDULE D

Directors and Officers of RCG PB, Ltd.

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Morgan B. Stark Director	Managing Member of C4S & Co., L.L.C., which is the Managing Member of Ramius LLC	599 Lexington Avenue 20th Floor New York, New York 10022	United States

Marran Ogilvie Director	Chief Operating Officer of Ramius LLC	599 Lexington Avenue 20th Floor New York, New York 10022	United States

CFS Company Ltd. Director	Nominee Company registered with Cayman Islands Monetary Authority and is affiliated with Administrator of the Fund	c/o Citco Fund Services (Cayman Islands) Limited Corporate Center West Bay Road Grand Cayman, Cayman Islands British West Indies	Cayman Islands

CSS Corporation Ltd. Secretary	Affiliate of the Administrator of the Fund	c/o Citco Fund Services (Cayman Islands) Limited Corporate Center West Bay Road Grand Cayman, Cayman Islands British West Indies	Cayman Islands